Prospectus Supplement	Filed pursuant to Rule 424(b)(2)
(To prospectus dated February 27, 2002)	Registration Statement No. 333-82526

MID-AMERICA APARTMENT COMMUNITIES, INC.

300,000 Shares of Common Stock

The selling shareholder named in this prospectus supplement is selling 300,000 shares of our common stock pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of the shares.

Our common stock is listed on the New York Stock Exchange under the symbol “MAA.” The last reported sale price of our common stock on August 22, 2005 was $44.84.

Investing in our common stock involves risks. Before investing in our common stock, you should carefully read the discussion of risks beginning on page S-2 of this prospectus supplement and page 5 of the attached prospectus.

	Per share	Total
Public offering price	$43.75	$13,125,000
Underwriting discount	$1.00	$300,000
Proceeds, before expenses, to the selling shareholder	$42.75	$12,825,000

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about August 26, 2005.

Morgan Keegan & Company, Inc.

The date of this prospectus supplement is August 22, 2005.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements information contained in the prospectus dated February 27, 2002 covering the resale by two selling shareholders of up to 1,067,989 shares of our common stock. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to the prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements include, but are not limited to, statements about anticipated growth rate of revenues and expenses, planned asset dispositions, disposition pricing, planned acquisition and developments, property financings, and expected interest rates. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included or incorporated by reference into this prospectus supplement and the accompanying prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans will be achieved.

You should specifically consider the factors identified in the section entitled “Risk Factors” beginning on page S-2 of this prospectus supplement and page 5 of the accompanying prospectus for a discussion of certain risks associated with an investment in our common stock.

RISK FACTORS

The following are risks that we believe could cause results to differ from projected or forecasted results or could have a material adverse effect on our business.

Our ability to make distributions may be adversely affected by factors beyond our control.

Our ability to generate sufficient cash flow in order to pay common dividends to our shareholders depends on our ability to generate funds from operations in excess of capital expenditure requirements and common dividends, and/or to have access to the markets for debt and equity financing. Funds from operations and the value of our properties may be less because of factors that are beyond our control. Such events or conditions could include:

•	competition from other apartment communities;

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overbuilding of new apartment units or oversupply of available apartment units in our markets, which might adversely affect apartment occupancy or rental rates and/or require rent concessions in order to lease apartment units;

•	increases in operating costs (including real estate taxes and insurance premiums) due to inflation and other factors, which may not be offset by increased rents;

•	our inability to rent apartments on favorable economic terms;

•	changes in governmental regulations and the related costs of compliance;

•	changes in tax laws and housing laws including the enactment of rent control laws or other laws regulating multifamily housing;

•

changes in interest rate levels and the availability of financing, which could lead renters to purchase homes (if interest rates decrease and home loans are more readily available) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available);

•	weakness in the overall economy which lowers job growth and the associated demand for apartment housing;

•	decisions relating to the dispositions of assets by our Joint Ventures; and

•	the relative illiquidity of real estate investments.

Currently, we rely on external funding sources to fully fund the payment of distributions to shareholders at the current rate. While we have sufficient liquidity to permit distributions at current rates through additional borrowings, any significant and sustained deterioration in operations could result in our financial resources being insufficient to pay distributions to shareholders at the current rate, in which event we would be required to reduce the distribution rate. Any decline in our funds from operations could adversely affect our ability to make distributions to our shareholders or to met our loan covenants and could have a material adverse effect on our stock price.

Debt level and refinancing risk may adversely affect financial condition and operating results.

At December 31, 2004, we had total debt outstanding of $1.083 billion. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT. We currently intend to limit our total debt to approximately 60% of the undepreciated book value of our assets, although our charter and bylaws do not limit our debt levels. Circumstances may cause us to exceed that target from time to time. As of December 31, 2004, our ratio of debt to undepreciated book value was approximately 56%. Our Board of Directors can modify this policy at any time which could allow us to become more highly leveraged and decrease our ability to make distributions to our shareholders. In addition, we must repay our debt upon maturity, and the inability to access debt or equity capital at attractive rates could adversely affect our financial condition and/or our funds from operations.

Variable interest rates may adversely affect funds from operations.

At December 31, 2004, effectively $201.6 million of our debt bore interest at a variable rate and was not hedged by interest rate swaps or caps. An additional $50 million also bore interest at a variable rate at December 31, 2004, but was hedged by an interest rate swap that becomes operative in May 2005. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our funds from operations and the amounts available to pay distributions to shareholders.

Our $950 million secured credit facilities with Prudential Mortgage Capital, credit enhanced by Fannie Mae, are predominately floating rate facilities. We also have a $100 million credit facility with Freddie Mac which is a variable rate facility. These facilities represent the majority of the variable interest rates exposed to us at December 31, 2004. Large portions of the interest rates on these facilities have been hedged by means of a number of interest rate swaps and caps. Upon the termination of these swaps and caps, we will be exposed to the risks of varying interest rates.

Increasing real estate taxes and insurance costs may negatively impact financial condition.

Because we have substantial real estate holdings, the cost of real estate taxes and insuring our communities is a significant component of expense. Real estate taxes and insurance premiums are subject to significant increases and fluctuations which can be widely outside of our control. If the costs associated with real estate taxes and insurance should rise, our financial condition could be negatively impacted and our ability to pay our dividend could be affected.

MID-AMERICA APARTMENT COMMUNITIES, INC.

General

We are a Memphis, Tennessee-based real estate investment trust, or REIT. At June 30, 2005, we owned or had an ownership interest in 130 multifamily apartment communities in 12 different states, including the apartment community owned by a joint venture in which we have a 33 1/3% interest, from which we derive all significant sources of earnings and operating cash flows.

Our principal executive offices are located at 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138 and our telephone number is (901) 682-6600.

Recent Developments

In July 2005, we purchased Waterford Forest, a 384-unit apartment community located in the Research Triangle area of Raleigh, North Carolina and Boulder Ridge, a 478-unit apartment community located in the North Dallas/Fort Worth metropolitan area of Texas, for an aggregate purchase price of $56 million. The acquisitions were funded using borrowings under our credit facility and the proceeds of sales of stock under our direct stock purchase plan and sales of our joint venture properties

SELLING SHAREHOLDER

All of the shares of our common stock being sold pursuant to this prospectus supplement are being sold by John F. Flournoy, one of our directors. We will not receive any of the proceeds from the sale of the shares. Upon completion of this offering, Mr. Flournoy will own 309,217 shares of our common stock.

FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the federal income tax issues that you may consider relevant in acquiring Mid-America’s securities. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to prospective purchasers in light of their personal investment or tax circumstances, or to prospective purchasers who are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States. Our tax counsel, Bass, Berry & Sims, PLC, has reviewed the discussion contained herein and is of the opinion that the discussion fairly summarizes the federal income tax considerations that are likely to be material to a holder of our common stock.

The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in Mid-America’s securities and of Mid-America’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation of Mid-America

Mid-America elected to be taxed as a REIT for its taxable year ended on December 31, 1994. Mid-America believes that it has operated in a manner intended to qualify as a REIT since its election to be a REIT and it intends to continue to operate in such a manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex. The following discussion sets forth only the material aspects of those laws. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Mid-America’s qualification as a REIT depends on its ability to meet on a continuing basis the qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that Mid-America earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its share ownership, and the percentage of its earnings that it distributes. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of Mid-America and its shareholders if Mid-America fails to qualify as a REIT, please read “--Failure to Qualify” below.

In connection with this offering, Bass, Berry & Sims PLC is issuing an opinion that Mid-America qualified to be taxed as a REIT for its taxable years ended December 31, 1994 through December 31, 2004, and Mid-America’s organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ending December 31, 2005 and in the future. You should be aware that Bass, Berry & Sims PLC’s opinion is based upon customary assumptions, is conditioned upon certain representations made by Mid-America as to factual matters, including representations regarding the nature of its properties and the future conduct of its business, and is not binding upon the Internal Revenue Service or any court. In addition, Bass, Berry & Sims PLC’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, Mid-America’s continued qualification and taxation as a REIT depend upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. While Bass, Berry & Sims PLC has reviewed those matters in connection with the foregoing opinion, Bass, Berry & Sims PLC will not review Mid-America’s compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of Mid-America’s operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of Mid-America’s failure to qualify as a REIT, see “ — Failure to Qualify.”

If Mid-America qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and shareholder levels) that generally results from owning stock in a corporation. However, even if Mid-America qualifies as a REIT, it will be subject to federal tax in the following circumstances:

•

Mid-America will pay federal income tax on taxable income (including net capital gain) that it does not distribute to its shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Mid-America may be subject to the “alternative minimum tax” on any items of tax preference that it does not distribute or allocate to its shareholders.

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Mid-America will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•

Mid-America will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that it holds primarily for sale to customers in the ordinary course of business.

•

If Mid-America fails to satisfy the 75% gross income test or the 95% gross income test, which are described below under “--Requirements for Qualification--Income Tests,” and nonetheless continues to qualify as a REIT because it meets certain other requirements, it will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect its profitability.

•

If Mid-America fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods, it will pay a 4% non-deductible excise tax on the excess of such required distribution over the amount it actually distributed.

•

Mid-America may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. shareholder would be taxed on its proportionate share of Mid-America’s undistributed long-term capital gain and would receive a credit or refund for its proportionate share of the tax Mid-America paid.

•

If Mid-America acquires any asset from a C corporation, or a corporation generally subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference to the C corporation’s basis in the asset, or another asset, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of such asset during the 10-year period after it acquires such asset. The amount of gain on which it will pay tax is the lesser of (1) the amount of gain that it recognizes at the time of the sale or disposition and (2) the amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset. Beginning with transactions occurring after January 2, 2002, the rule described in this paragraph will apply unless Mid-America elects to be treated as though it sold the assets at the time of the merger or other transaction.

•	Mid-America will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•

In the event of a more than de minimis failure of any of the asset tests described below under “--Requirements for Qualification -- Asset Tests”, as long as the failure was due to reasonable cause and not to willful neglect and Mid-America disposes of the assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies the failure, Mid-America will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which it failed to satisfy any of the asset tests.

•

If Mid-America fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, it will be required to pay a penalty of $50,000 for each such failure.

Requirements for Qualification

A REIT is a corporation, trust, or unincorporated association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)	its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

(4)	it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)

not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

(7)

it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)	it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)	it meets certain other qualification tests, described below, regarding the nature of its income and assets.

Mid-America must meet requirements (1) through (4) during its entire taxable year and must meet requirement (5) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If Mid-America complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement (5), it will be deemed to have satisfied requirement (5) for such taxable year. For purposes of determining share ownership under requirement (6), an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of Mid-America in proportion to their actuarial interests in the trust for purposes of requirement (6).

Mid-America believes that it has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements (5) and (6) set forth above. In addition, Mid-America’s Charter restricts the ownership and transfer of the common and preferred stock so that Mid-America should continue to satisfy requirements (5) and (6).

As of August 10, 2005, Mid-America had seven (7) corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and which does not elect to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” of Mid-America will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of Mid-America. All of Mid-America’s corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, Mid-America’s proportionate share of the assets, liabilities, and items of income of Mid-America Apartments, L.P., and of any other partnership in which Mid-America has acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as assets and gross income of Mid-America for purposes of applying the various REIT qualification requirements.

REITs are permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries,” or TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s length basis. We do not currently have any TRSs, but we may form or acquire one or more TRSs in the future.

Gross Income Tests

Mid-America must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test includes, but is not limited to:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	gain from the sale of real estate assets; and

•	dividends or other distributions on and gain from the sale of shares in other REITs.

Second, at least 95% of its gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. Gross income from Mid-America’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both income tests. The following paragraphs discuss the specific application of these tests to Mid-America.

Rents from Real Property. Rent that Mid-America receives from real property that it owns and leases to its residents will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

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Second, neither Mid-America nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom it receives rent, other than a TRS with respect to which certain other requirements are met;

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Third, none of the rent attributable to personal property leased in connection with a lease of real property will qualify as “rents from real property” if the rent attributable to the personal property exceeds 15% of the total rent received under the lease; and

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Fourth, Mid-America generally must not operate or manage its real property or furnish or render non-customary services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom Mid-America does not derive revenue. An independent contractor is any person who does not own, directly or indirectly, more than 35% of the REIT’s stock and in which not more than 35% interest is owned, directly or indirectly, by one or more person also owning 35% or more of the REIT. However, Mid-America need not provide services through an “independent contractor,” but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, Mid-America may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its gross income from the related property. Finally, Mid-America may own up to 100% of the stock of one or more TRSs, which may provide non-customary services to its tenants without tainting the rents from the related properties.

If a portion of the rent Mid-America receives from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of Mid-America’s gross income during the year and Mid-America does not qualify for certain statutory relief requirements, Mid-America would lose its REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) Mid-America furnishes non-customary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, Mid-America could lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

Property Management. Mid-America Apartments, L.P., receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Mid-America Apartments, L.P. A portion of such fees generally will not qualify under the 75% or 95% gross income tests. Mid-America also receives other non-qualifying income, such as income from coin-operated laundry machines and income from corporate and guests apartments. Mid-America believes, however, that the aggregate amount of such fees and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

Prohibited Transaction. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Mid-America believes that none of its assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, Mid-America will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. Mid-America cannot provide assurance, however, that it can comply with such safe-harbor provisions or that Mid-America will avoid owning property that may be characterized as property that it holds “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property. Mid-America will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property acquired by a REIT as the result of the REIT’s having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property (any such proceeding or agreement referred to as a “Repossession Action”). Property acquired by a Repossession Action will not be considered “foreclosure property” if (a) the REIT held or acquired the property subject to a lease or securing indebtedness for sale to customers in the ordinary course of business or (b) the lease or loan was acquired or entered into with intent to take Repossession Action or in circumstances where the REIT had reason to know a default would occur. The determination of such intent or reason to know must be based on all relevant facts and circumstances. In no case will property be considered “foreclosure property” unless the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, Mid-America or Mid-America Apartments, L.P. may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that Mid-America or Mid-America Apartments, L.P. entered into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument during Mid-America’s 2004 and prior taxable years to hedge its indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Commencing with Mid-America’s 2005 taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but will be treated as nonqualifying income for purposes of the 75% gross income test. A “hedging transaction” includes any transaction entered into in the normal course of Mid-America’s or Mid-America Apartments, L.P.’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. Mid-America is required to identify and clearly any such hedging transaction before the close of the business day on which it was acquired, originated, or entered into. To the extent that Mid-America or Mid-America Apartments, L.P. hedged in other situations, the income from those transactions will likely be treated as non-qualifying income for purposes of the gross income tests. Mid-America intends to structure any hedging transactions in a manner that does not jeopardize Mid-America’s status as a REIT.

Failure to Satisfy Gross Income Tests. If Mid-America fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it qualifies for relief under certain provisions of the Code. For Mid’America’s 2004 and prior taxable years, those relief provisions generally will be available if:

•	the failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	Mid-America attaches a schedule of the sources of its income to its tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

Commencing with Mid-America’s 2005 taxable year, those relief provisions will be available if:

•	Mid-America’s failure to meet those tests is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.

Mid-America cannot predict, however, whether in all circumstances Mid-America would qualify for the relief provisions. In addition, as discussed above in “--Taxation of Mid-America,” even if the relief provisions apply, Mid-America would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect its profitability.

Asset Tests

To maintain its qualification as a REIT, Mid-America also must satisfy two asset tests at the close of each quarter of each taxable year.

First, at least 75% of the value of its total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•

investments in stock or debt instruments during the one-year period following Mid-America’s receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of Mid-America’s investments not included in the 75% asset class, the value of its interest in any one issuer’s securities may not exceed 5% of the value of its total assets.

Third, of Mid-America’s investments included in the 75% asset class, it may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the total value of the outstanding securities of a single issuer.

Fourth, no more than 20% of the value of Mid-America’s total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of Mid-America’s total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. Except as described in the next sentence, the term “securities,” however, generally includes debt securities issued by a partnership or another REIT. For purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•

a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of its interest as a partner in the partnership.

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transaction, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

Mid-America will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If Mid-America should fail to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

(1)	it satisfied the asset tests at the close of the preceding calendar quarter; and

(2)

the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If Mid-America did not satisfy the condition described in clause (2) of the preceding sentence, it still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that Mid-America violates the second or third asset tests described above at the end of any calendar quarter, it will not lose its REIT status if (i) the failure is de minimis (up to the lesser of 1% of its assets or $10 million) and (ii) it disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, Mid-America will not lose its REIT status if it (i) disposes of assets or otherwise complies with the asset tests within six months after the last day of the quarter in which it identifies such failure, (ii) files a schedule with the Internal Revenue Service describing the asset that caused such failure and (iii) pays a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which it failed to satisfy the asset tests.

Distribution Requirements

Each taxable year, Mid-America must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its shareholders in an aggregate amount at least equal to:

•

the sum of (1) 90% of its “REIT taxable income” (computed without regard to the dividends paid deduction and its net capital gain or loss) and (2) 90% of its after-tax net income, if any, from foreclosure property; minus

•	the sum of particular items of non-cash income.

Mid-America must pay such distributions in the taxable year to which they relate, or in the following taxable year if it declares the distribution before it timely files its federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

Mid-America will pay federal income tax on taxable income, including net capital gain, it does not distribute to shareholders. In addition, Mid-America will incur a 4% nondeductible excise tax on the excess of a specified required distribution over amounts it actually distributes if it distributes an amount less than the required distribution during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year. The required distribution must not be less than the sum of:

•	85% of its REIT ordinary income for the year,

•	95% of its REIT capital gain income for the year, and

•	any undistributed taxable income from prior periods.

Mid-America may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. See “— Taxation of Taxable U.S. Shareholders.” If it so elects, it will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. Mid-America intends to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, Mid-America may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, Mid-America may not deduct recognized capital losses from its “REIT taxable income.” Further, it is possible that, from time to time, Mid-America may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. As a result of the foregoing, Mid-America may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

Under certain circumstances, Mid-America may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its shareholders in a later year. Mid-America may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although Mid-America may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirement

Mid-America must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis particular information from its shareholders designed to disclose the actual ownership of its outstanding stock. Mid-America has complied, and Mid-America intends to continue to comply, with such requirements.

Failure to Qualify

If Mid-America fails to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, it could avoid disqualification if the failure is due to reasonable cause and not to willful neglect and it pays a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “Requirements for Qualification - Gross Income Tests” and “--Requirements for Qualification -- Asset Tests.”

If Mid-America failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on its taxable income at regular corporate rates. In calculating its taxable income in a year in which Mid-America failed to qualify as a REIT, Mid-America would not be able to deduct amounts paid out to shareholders. In fact, Mid-America would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of its current and accumulated earnings and profits, all distributions to shareholders would be taxable as dividend income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless Mid-America qualified for relief under specific statutory provisions, Mid-America also would be disqualified from taxation as a REIT for the four taxable years following the year during which Mid-America ceased to qualify as a REIT. Mid-America cannot predict whether in all circumstances Mid-America would qualify for such statutory relief.

Taxable REIT Subsidiaries

As described above, Mid-America may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that is permitted to have income that would not be qualifying income if earned directly by Mid-America. A taxable REIT subsidiary may provide services to Mid-America’s tenants and engage in activities unrelated to the tenants, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.

Mid-America and any corporate subsidiary in which it owns stock must make an election for the subsidiary to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary directly or indirectly owns securities of a corporation with more than 35% of the value or voting power of all outstanding securities of the corporation, the corporation will automatically also be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of Mid-America’s assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of its assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

Rent Mid-America receives from its taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. However, any increase as a result of a lease modification in the rent paid by a controlled taxable REIT subsidiary would not be qualifying income for purposes of the gross income tests. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to Mid-America to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and Mid-America or its tenants that are not conducted on an arm’s-length basis.

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States, any of its states or the District of Columbia thereof;

•

an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

•

any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of Mid-America’s common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of its common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of shares of Mid-America’s common stock by the partnership.

As long as Mid-America qualifies as a REIT, a taxable U.S. shareholder must generally take into account as ordinary income distributions made out of its current or accumulated earnings and profits that Mid-America does not designate as capital gain dividends or retained long-term capital gain. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. shareholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and

39.6% in 2011. Qualified dividend income generally includes dividends paid to U.S. shareholders that are individuals, trusts and estates by domestic C corporations and certain qualified foreign corporations. Because Mid-America is not generally subject to federal income tax on the portion of its REIT taxable income distributed to its shareholders (see “— Taxation of Mid-America” above), its dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, its ordinary REIT dividends are taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to its ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as a taxable REIT subsidiary, and (ii) to the extent attributable to income upon which Mid-America has paid corporate income tax (e.g., to the extent that Mid-America distributes less than 100% of its taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold shares of its common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which shares of its common stock become ex-dividend.

Distributions to a U.S. shareholder which Mid-America designates as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. shareholder has held its shares of common stock. Mid-America generally will designate its capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Mid-America may elect to retain and pay income tax on the net long-term capital gain that Mid-America receives in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of Mid-America’s undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax Mid-America paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of Mid-America’s undistributed long-term capital gain, minus its share of the tax Mid-America paid.

A U.S. shareholder will not incur tax on a distribution in excess of Mid-America’s current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. shareholder will recognize a distribution in excess of both Mid-America’s current and accumulated earnings and profits and the U.S. shareholder’s adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if Mid-America declares a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by Mid-America and received by the U.S. shareholder on December 31 of such year, provided that Mid-America actually pays the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Mid-America. Instead, such losses would be carried over by Mid-America for potential offset against its future income generally. Taxable distributions from Mid-America and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from Mid-America and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Mid-America will notify shareholders after the close of Mid-America’s taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of the Common Stock

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from Mid-America that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other shares of common stock within 30 days before or after the disposition.

Capital Gains and Losses

The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35.0%. The maximum tax rate on long-term capital gain applicable to individual taxpayers through 2008 is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). Mid-America generally may designate whether a distribution Mid-America designates as capital gain dividends (and any retained capital gain that Mid-America is deemed to distribute) is taxable to non-corporate shareholders at a 15% or 25% rate.

The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

Mid-America will report to its shareholders and to the IRS the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide Mid-America with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service (IRS). Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, Mid-America may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Mid-America. See “--Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that Mid-America distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from Mid-America would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from Mid-America as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of Mid-America’s stock is required to treat a percentage of the dividends that it receives from Mid-America as unrelated business taxable income. Such percentage is equal to the gross income Mid-America derives from an unrelated trade or business (determined as if it were a pension trust) divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of Mid-America’s stock only if:

•	the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•

Mid-America qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of Mid-America’s shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding Mid-America’s stock in proportion to their actuarial interests in the pension trust; and

either (1) one pension trust owns more than 25% of the value of Mid-America’s stock or (2) a group of pension trusts individually holding more than 10% of the value of Mid-America’s stock collectively owns more than 50% of the value of Mid-America’s stock.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders are complex. This section is only a summary of such rules. Non-U.S. shareholders are urged to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares of its common stock, including any reporting requirements.

A non-U.S. shareholder that receives a distribution which (a) is not attributable to gain from its sale or exchange of “United States real property interests” (defined below) and (b) Mid-America does not designate a capital gain dividend (or retained capital gain) will recognize ordinary income to the extent of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. shareholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, in the same manner as U.S. shareholders are taxed on distributions. A corporate non-U.S. shareholder may, in addition, be subject to the 30% branch profits tax. Mid-America plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. shareholder unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

• the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of its current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the shareholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both its current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of shares of common stock, as described below. Because Mid-America generally cannot determine at the time it makes a distribution whether the distribution will exceed its current and accumulated earnings and profits, Mid-America normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts withheld if Mid-America later determine that a distribution in fact exceeded its current and accumulated earnings and profits.

Mid-America may be required to withhold 10% of any distribution that exceeds its current and accumulated earnings and profits. Mid-America will, therefore, withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which Mid-America qualifies as a REIT, a non-U.S. shareholder will incur tax on distributions attributable to gain from its sale or exchange of “United States real property interests” under the “FIRPTA” provisions of the Internal Revenue Code. The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the conduct of a United States business of the non-U.S. shareholder. A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Mid-America must withhold 35% of any distribution that Mid-America could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount Mid-America withholds. However, if its common stock continues to be regularly traded on an established securities market, capital gain distributions that are attributable to its sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. shareholder does not own more than 5% of that class of its stock during the taxable year. As a result, non-U.S. shareholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of common stock as long as, at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of the outstanding shares of its common stock. Mid-America cannot assure you that this test will be met. In addition, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the outstanding shares of its common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of shares of common stock if the shares continue to be regularly traded on an established securities market. Because Mid-America expects that its common stock will continue to be regularly traded on an established securities market, Mid-America expects that a non-U.S. shareholder generally will not incur tax under FIRPTA on gain from a sale of shares of its common stock unless it owns or has owned more than 5% of the outstanding shares of its common stock at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. shareholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

A non-U.S. shareholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the conduct of the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to the gain; or

•

the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on capital gains.

Other Tax Considerations

State and Local Taxes

Mid-America and/or you may be subject to state and local tax in various states and localities, including those states and localities in which Mid-America or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the common stock.

Tax Aspects of Mid-America’s Investments in Mid-America Apartments, L.P. and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to its direct or indirect investments in Mid-America Apartments, L.P. and the Subsidiary Partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

Mid-America is entitled to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury Regulations, effective January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnerships, will be respected for all periods prior to January 1, 1997 if:

•	the entity had a reasonable basis for its claimed classification;

•	the entity and all members of the entity recognized the federal tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997; and

•	neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

Each Partnership reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, the Partnerships intend to continue to be classified as partnerships for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for each taxable year beginning after December 31, 1997 in which it was classified as a publicly traded partnership consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (referred to as the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership should qualify for the private placement exclusion.

If a Partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, Mid-America would not be able to qualify as a REIT. See “-- Requirements for Qualification -- Gross Income Tests” and “-- Requirements for Qualification -- Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case Mid-America might incur tax liability without any related cash distribution. See “-- Requirements for Qualification -- Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Federal Tax.

A partnership is not a taxable entity for federal income tax purposes. Rather, Mid-America is required to take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of Mid-America, without regard to whether Mid-America has received or will receive any distribution from such Partnership.

Partnership Allocations.

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations with Respect to Contributed Properties.

Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Mid-America Apartments, L.P. was formed by way of contributions of appreciated property and has received contributions of appreciated property since Mid-America’s initial public offering. Mid-America Apartments L.P.’s partnership agreement requires such allocations to be made in a manner consistent with the federal income tax laws governing partnership allocations.

In general, the carryover basis of the facilities contributed by Mid-America to Mid-America Apartments, L.P. will cause Mid-America to be allocated lower depreciation and other deductions, and possibly amounts of taxable income, in the event of a sale of such a facility, in excess of the economic or book income allocated to it as a result of such sale. While this will tend to eliminate the book-tax differences over the life of the Partnership, the federal income tax laws governing partnership allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Therefore, elimination of book-tax differences with respect to the facilities contributed by Mid-America may cause Mid-America to recognize taxable income in excess of its proportionate share of the cash proceeds, which might adversely affect Mid-America’s ability to comply with the REIT distribution requirements. See “-- Requirements for Qualification -- Distribution Requirements.”

Under the partnership agreement of Mid-America Apartments, L.P., depreciation or amortization deductions of Mid-America Apartments, L.P. generally will be allocated among the partners in accordance with their respective interests in Mid-America Apartments, L.P., except to the extent that Mid-America Apartments, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in Mid-America receiving a disproportionate share of such deductions. In addition, gain on sale of a facility that has been contributed (in whole or in part) to Mid-America Apartments, L.P. will be specially allocated to the contributing partners to the extent of any “built-in” gain with respect to such facility for federal income tax purposes.

Basis in Partnership Interest.

Mid-America’s adjusted tax basis in its partnership interest in Mid-America Apartments, L.P. generally is equal to (1) the amount of cash and the basis of any other property contributed to Mid-America Apartments, L.P. by Mid-America, (2) increased by (A) its allocable share of Mid-America Apartments, L.P.’s income and (B) its allocable share of indebtedness of Mid-America Apartments, L.P., and (3) reduced, but not below zero, by (A) Mid-America’s allocable share of Mid-America Apartments, L.P.’s loss and (B) the amount of cash distributed to Mid-America, and by constructive distributions resulting from a reduction in Mid-America’s share of indebtedness of Mid-America Apartments, L.P.

If the allocation of Mid-America’s distributive share of Mid-America Apartments, L.P.’s loss would reduce the adjusted tax basis of Mid-America’s partnership interest in Mid-America Apartments, L.P. below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce Mid-America’s adjusted tax basis below zero. To the extent that Mid-America Apartments, L.P.’s distributions, or any decrease in Mid-America’s share of the indebtedness of Mid-America Apartments, L.P. (such decrease being considered a constructive cash distribution to the partners), would reduce Mid-America’s adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to Mid-America. Such distributions and constructive distributions normally will be characterized as capital gain, and, if Mid-America’s partnership interest in Mid-America Apartments, L.P. has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Mid-America’s share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon Mid-America’s ability to satisfy the income tests for REIT status. See “-- Requirements for Qualification -- Income Tests.” Mid-America, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of Mid-America’s or such Partnership’s trade or business.

UNDERWRITING

The selling shareholder is offering his shares of our common stock through Morgan Keegan & Company, Inc., as underwriter. Subject to the terms and conditions described in an underwriting agreement among us, the selling shareholder and the underwriter, the selling shareholder has agreed to sell to the underwriter, and the underwriter has agreed to purchase from the selling shareholder, 300,000 shares of common stock.

The underwriter has agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased.

We and the selling shareholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriter of officer's certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Discount

The following table describes the underwriting compensation to be paid to the underwriter by the selling shareholder.

	Per Share	Total
Underwriting discount	$1.00	$300,000

                The expenses of the offering, not including the underwriting discount, are estimated to be $25,000 and are payable by us.

New York Stock Exchange Listing

The shares of common stock are listed on the New York Stock Exchange under the symbol “MAA.”

Price Stabilization and Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit the ability of the underwriter and selling group members from bidding for and purchasing our common stock. However, the underwriter may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriter creates a short position in the common stock in connection with the offering, i.e., if it sells more shares than are listed on the cover of this prospectus supplement, the underwriter may also elect to reduce any short position by purchasing shares in the open market. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

In the ordinary course of business, Morgan Keegan & Company, Inc. and its affiliates have from time to time provided, and may in the future provide, investment banking, financial advisory and other services to Mid-America Apartment Communities, Inc., Mid-America Apartments, L.P. and other of our affiliates for which they have received, or expect to receive, customary fees.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy documents at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

A copy of these filings are available on our website free of charge. The filings can be found on the Investors’ page under SEC Filings. Our website address is www.maac.net. Reference to our website does not constitute incorporation by reference of the information contained on the site and should not be considered part of this document. All of the aforementioned materials may also be obtained free of charge by contacting the Investor Relations Department at Mid-America Apartment Communities, Inc., 6584 Poplar Avenue, Suite 300, Memphis, TN 38138.

EXPERTS

The consolidated financial statements and schedule of Mid-America Apartment Communities, Inc. as of December 31, 2004 and 2003 and for the three-year period ended December 31, 2004 and management’s assessment of internal control over financial reporting as of December 31, 2004, all included in our Annual Report on Form 10-K/A for the year ended December 31, 2004, have been incorporated by reference into this prospectus supplement and the accompanying prospectus in reliance upon the reports of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and accompanying prospectus and the information we file later with the SEC will automatically update and supersede this information. Information furnished under 2.02 and Item 7.01 of our Current Reports on Form 8-K are not incorporated by reference into this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	Annual Report on Form 10-K, as amended, for the year ended December 31, 2004;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	Proxy Statement for our 2005 Annual Meeting of Shareholders filed with the SEC on April 8, 2005;
•

Current Reports on Form 8-K filed August 4, 2005, July 11, 2005, June 21, 2005, June 8, 2005, May 20, 2005, May 5, 2005, April 19, 2005, March 25, 2005, March 14, 2005, March 11, 2005, February 22, 2005, February 10, 2005, January 21, 2005 and January 7, 2005 (but excluding all information furnished to the Securities and Exchange Commission pursuant to Item 2.02 and Item 7.01 of any such Current Report on Form 8-K); and

•	All other reports of the company filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2004.

MID-AMERICA APARTMENT COMMUNITIES, INC.

1,067,989 Shares of Common Stock

The selling shareholders identified on page 10 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 11. We will not receive any portion of the proceeds from the sale of these shares.

Our common stock trades on the New York Stock Exchange under the symbol “MAA”. The closing sale price of the common stock on February 7, 2002 was $25.31 per share.

To ensure that we qualify as a REIT, no person may own more than 9.9% of the total value of our outstanding capital stock, unless our Board of Directors waives this limitation.

See “Risk Factors” beginning on page 5 for information that should be considered by prospective investors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated February 27, 2002.

TABLE OF CONTENTS

A warning about forward-looking statements	2
Where you can find more information	3
Mid-America Apartment Communities	4
Risk Factors	5
Use of Proceeds	9
Issuance of Common Stock to Selling Shareholders	9
Selling Shareholders	10
Plan of Distribution	11
Federal Income Tax Consequences of Our Status as a REIT	12
Experts	30
Legal Matters	30

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference may contain “forward-looking” statements. These forward-looking statements usually include words like “believes,” “anticipates” and “expects” and describe our expectations for the future. Of course, these expectations may not be met in important ways for a variety of reasons. We have described these reasons in “Risk Factors” beginning on page 5 of this prospectus, in our most recent Annual Report on Form 10-K under the heading “Risks Associated with Forward-Looking Statements” and the other reports we file with the SEC. You should review these continuing statements before you decide to buy our stock. We are not required to, and we may not, update any forward-looking statements we make.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy documents at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

The following documents filed with the SEC are incorporated by reference in this prospectus:
•	Annual Report on Form 10-K for the year ended December 31, 2000;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;

•

Current Reports on Form 8-K filed with the SEC on February 16, 2001 (but excluding all information furnished to the SEC under Item 9 of such report), May 1, 2001 (but excluding all information furnished to the SEC under Item 9 of such report), August 3, 2001 (but excluding all information furnished to the SEC under item 9 of such report), and November 2, 2001 (but excluding all information furnished to the SEC under item 9 of such report);

•	Proxy Statement for the Company’s 2001 Annual Meeting of Shareholders filed with the SEC on April 27, 2001; and

•	the description of the Company’s common stock contained in Form 8-A filed with the SEC on December 14, 1993.

You may request a copy of these filings at no cost by writing or telephoning us at the following address: Corporate Secretary, Mid-America Apartment Communities, Inc., 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138, (901) 682-6600.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are making offers of these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

MID-AMERICA APARTMENT COMMUNITIES, INC.

We are a Memphis, Tennessee-based REIT. As of September 30, 2001, we owned or had an ownership interest in and operated 122 apartment communities containing 33,291 apartment units in 12 states. We are also a participant in a joint venture with Blackstone Real Estate Acquisitions, LLC. The joint venture owns 10 properties representing 2,793 apartment units at September 30, 2001. We have a 33 1/3% interest in the joint venture and have an agreement to manage the operations of the communities owned by the joint venture for a fee of 4% of revenue.

We own, manage, and develop apartment communities appealing to middle and upper income residents primarily in mid-size cities in the southeastern United States and Texas. Approximately 70% of our apartment units are located in Tennessee, Georgia, Florida and Texas markets. Our strategic focus is to provide our residents high quality apartment units in attractive community settings, characterized by extensive landscaping and attention to aesthetic detail. We utilize our experience and expertise in maintenance, landscaping and management to raise occupancy levels and per unit average rentals.

We operate in an umbrella partnership REIT structure. In this structure, properties are owned and operated by one or more operating partnerships in which the REIT is general partner and owns a substantial interest. Our primary operating partnership is Mid-America Apartments, L.P. Most of our operations are conducted through Mid-America Apartments, L.P. Common units of limited partnership interest in Mid-America Apartments, L.P. are redeemable for our common stock on a one-for-one basis or, at our option, for cash.

As of September 30, 2001, our executive officers and directors owned approximately 16.3% of our combined outstanding common stock and common units of limited partnership interest in Mid-America Apartments, L.P. We use stock-based and other incentive compensation plans to motivate employees to meet long-term management goals that are consistent with creating value for our shareholders.

Our principal executive offices are located at 6584 Poplar Avenue, Suite 300, Memphis, Tennessee 38138 and our telephone number is (901) 682-6600.

RISK FACTORS

Before you invest in our common stock, you should be aware that your investment is subject to various risks, including those described below. You should consider carefully these risks together with all of the other information included in this Prospectus before you decide to purchase any of our common stock.

Some of the information in this prospectus or any prospectus supplement may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations or contain projections. When considering such forward-looking statements, you should keep in mind the following risk factors. The risk factors could cause our actual results to differ materially from those contained in any forward-looking statement.

The value of the common stock and our ability to make distributions may be adversely affected by economic and market factors beyond our control.

Our ability to make distributions to you depends on our ability to generate funds from operations in excess of scheduled principal payments on debt and capital expenditure requirements. Funds from operations and the value of our properties may be less because of factors which are beyond our control. Such events or conditions could include:

•	competition from other apartment communities;

•	overbuilding of new apartment units in our markets, which might adversely affect apartment occupancy or rental rates;

•	increases in operating costs (including real estate taxes) due to inflation and other factors, which may not be offset by increased rents;

•	our inability to rent properties on favorable economic terms;

•	changes in governmental regulations and the related costs of compliance;

•	changes in tax laws and housing laws including the enactment of rent control laws or other laws regulating multifamily housing;

•

changes in interest rate levels and the availability of financing, which could lead renters to purchase homes (if interest rates drop and home loans are available more readily) or increase our acquisition and operating costs (if interest rates increase and financing is less readily available); and

•	the relative illiquidity of real estate investments.

Any decline in our funds from operations or property values because of these factors which are beyond our control could adversely affect our ability to make distributions to you.

If we incur a high level of debt, our ability to operate the apartment communities and make distributions to shareholders may be impaired.

We currently have a substantial amount of debt. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate the apartment communities or pay distributions required to be paid in order for us to maintain our qualification as a REIT. We intend to keep our total debt below 60% of the undepreciated book value of our assets, although our charter and bylaws do not limit our debt levels. Circumstances may cause us to exceed that target from time to time. In addition, our Board of Directors can modify this policy at any time which could allow us to become more highly leveraged and decrease our ability to make distributions to our shareholders. As of September 30, 2001, our ratio of debt to undepreciated book value was approximately 54.2%.

An increase in interest rates may prevent us from making distributions.

At September 30, 2001, approximately $89 million of our debt bore interest at a variable rate. In addition, we may incur additional debt in the future that also bears interest at variable rates. Variable-rate debt creates higher debt service requirements if market interest rates increase, which would adversely affect our cash flow and the amounts available to pay distributions to shareholders.

Noncompliance with government regulations may affect operating results.

Environmental Matters

Phase I environmental site assessments have been obtained on all of our apartment communities. The purpose of Phase I environmental site assessments is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. The Phase I environmental site assessments did not reveal any environmental condition, liability or compliance concern that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern by any other means. However, it is possible that the environmental site assessments relating to any one of the properties did not reveal all environmental conditions, liabilities or compliance concerns. It is also possible that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related review was completed. If environmental contamination exists or existed at an apartment community, we may be liable for the costs of removal or remediation of the contamination and may be liable for personal injury or similar claims by private plaintiffs. Moreover, the existence of an environmental contamination at an apartment community could adversely affect the occupancy of the apartment community and our ability to sell or borrow against that apartment community.

Americans with Disabilities Act Compliance

Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or private litigants winning damages. The ADA does not consider apartment communities to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. We believe that our properties are substantially in compliance with these requirements.

Fair Housing Amendments Act Compliance

The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Non-compliance with the FHA could result in the U.S. government imposing fines or private litigants winning damages. We believe that our properties are substantially in compliance with these requirements.

What is the effect of our failure to qualify as a REIT?

We believe that we operate in a manner that enables us to meet the requirements for qualification as a REIT for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from the law firm of Bass, Berry & Sims, PLC that we met the requirements for qualification as a REIT for the taxable years ended December 31, 1994 through 2000, and that we are in a position to continue such qualification. You should be aware that opinions of counsel are not binding on the IRS or any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements.

If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our taxable income and would be required to pay substantial federal and state income taxes. We also could be subject to the federal alternative minimum tax. Therefore, if we lose our REIT status, the funds available for distribution to you would be reduced substantially for each of the years involved. Unless we were entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

Our charter contains provisions which restrict the amount of common stock you can own. If you exceed the ownership limit, you may not receive the profits from your investment.

Our charter limits ownership of our capital stock by any single shareholder to 9.9% of the value of all outstanding shares of our capital stock, both common and preferred. The charter also prohibits anyone from buying shares if the purchase would result in our losing our REIT status. This could happen if a share transaction results in fewer than 100 persons owning all of our shares or in five or fewer persons, applying certain broad attribution rules of the Internal Revenue Code, owning 50% or more of our shares. If you acquire shares in excess of the ownership limit or in violation of the ownership requirements of the Internal Revenue Code for REITs, we:

•	will consider the transfer to be null and void;

•	will not reflect the transaction on our books;

•	may institute legal action to enjoin the transaction;

•	will not pay dividends or other distributions with respect to those shares;

•	will not recognize any voting rights for those shares;

•	will consider the shares held in trust for the benefit of the Company; and

•	will either direct you to sell the shares and turn over any profit to us, or we will redeem the shares. If we redeem the shares, you will be paid a price equal to the lesser of:

(a)	the price paid by the person to whom you sell the shares; or

(b)	the average of the last reported sales prices on the New York Stock Exchange on the ten trading days immediately preceding the date fixed for redemption by our Board of Directors.

If you acquire shares in violation of the limits on ownership described above:

•	you may lose your power to dispose of the shares;

•	you may not recognize profit from the sale of such shares if the market price of the shares increases; and

•	you may be required to recognize a loss from the sale of such shares if the market price decreases.

Provisions of our charter and Tennessee law may limit the ability of a third party to acquire control of the company.

Ownership Limit

The 9.9% ownership limit discussed above may have the effect of precluding acquisition of control of us by a third party without the consent of our Board of Directors.

Preferred Stock

Our charter authorizes our Board of Directors to issue up to 20 million shares of preferred stock. The Board of Directors may establish the preferences and rights of any preferred shares issued. The issuance of preferred stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our shareholders’ best interests. Currently, we have the following amounts of preferred stock issued and outstanding:

•	2,000,000 shares of 9.5% Series A Cumulative Preferred Stock;
•	1,938,830 shares of 8 7/8% Series B Cumulative Preferred Stock;
•	2,000,000 shares of 9 3/8% Series C Cumulative Redeemable Preferred Stock; and
•	1,000,000 shares of 9.5% Series E Cumulative Redeemable Preferred Stock.

Tennessee Anti-Takeover Statutes

As a Tennessee corporation, we are subject to various legislative acts which impose restrictions on and require compliance with procedures designed to protect shareholders against unfair or coercive mergers and acquisitions. These statutes may delay or prevent offers to acquire us and increase the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered hereby.

ISSUANCE OF COMMON STOCK TO SELLING SHAREHOLDERS

On November 25, 1997, we issued an aggregate of 1,550,320 shares of common stock to the shareholders of Flournoy Development Company pursuant to an agreement and plan of reorganization. Under the terms of the agreement and plan of reorganization, Flournoy Development Company merged into Mid-America Apartment Communities.

SELLING SHAREHOLDERS

All of the common stock registered for sale pursuant to this prospectus will be owned immediately after registration by the selling shareholders as either a former shareholder of Flournoy Development Company or a trust establishment by a former shareholder of Flournoy Development Company and all of the shares offered by the selling shareholder were acquired in connection with the Flournoy Development Company acquisition.

The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of January 30, 2002 by the selling shareholder. The following table assumes that the selling shareholder sell all of the shares. We are unable to determine the exact number of shares that actually will be sold.

	Shares beneficially owned prior to the offering		Shares offered by this Prospectus	Shares beneficially owned after the offering
Selling Shareholder	Shares	Percent		Shares	Percent

John F. Flournoy, Director	567,989		567,989

Synovus Trust Company, as trustee under the Trust for the benefit of Sarah Page Hardaway Hoffman u/t/a December 14, 1976	500,000		500,000

Total	1,067,989		1,067,989

PLAN OF DISTRIBUTION

Shares of common stock covered hereby may be offered and sold from time to time by the selling shareholders or their donees, pledgees, transferees, beneficiaries or other successors in interest. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell shares in one or more of the following ways:

•	in block trades or ordinary broker’s transactions on the New York Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or

•

in one or more underwritten public offerings to or through broker-dealers selected by the selling shareholders acting as principals at privately negotiated prices or prevailing market prices at the time.

•	in private sales at negotiated prices directly or through broker-dealers, who may act as agents or as principal or by a combination of such methods of sale.

In connection with distributions of shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transaction, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may loan or pledge the shares to broker-dealers or others, who may sell the shares so loaned or pledged. The selling shareholders may also sell shares short and redeliver the shares to close out their short positions. They may also enter into option contracts with broker-dealers requiring the delivery to broker-dealers of the shares registered hereunder, who may resell such shares. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be “underwriters” under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers may purchase and resell shares in “regular way” firm commitment underwritten public offerings. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the New York Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

We have advised the selling shareholders that the anti-manipulation rules under the Securities Exchange Act of 1934, including Regulation M, may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. The selling shareholders have advised us that during such time as the selling shareholders may be engaged in the attempt to sell shares registered hereunder, they will:

•	not engage in any stabilization activity in connection with any of our securities;

•

not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Securities Exchange Act of 1934; and

•	not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof.

The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

In order to comply with the securities laws of certain states, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have agreed to use our best efforts to maintain the effectiveness of this registration statement with respect to the shares of common stock offered hereunder by the selling shareholders until the sale of such shares. No sales may be made pursuant to this prospectus after such date unless we amend or supplements this prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the selling shareholders will sell all or any of the shares of common stock offered hereunder.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the federal income tax issues that you, as a shareholder, may consider relevant. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to shareholders who are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

The statements in this section are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations thereof, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of investing in the common stock and of Mid-America’s election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such investment and election, and regarding potential changes in applicable tax laws.

Taxation of Mid-America

Mid-America elected to be taxed as a REIT for its taxable year ending on December 31, 1994. Mid-America believes that it has operated in a manner intended to qualify as a REIT since its election to be a REIT and it intends to continue to operate in such a manner. This section discusses the laws governing the federal income tax treatment of a REIT and its shareholders. These laws are highly technical and complex.

Mid-America’s qualification as a REIT depends on its ability to meet on a continuing basis the qualification tests required by the federal tax laws. Those qualification tests involve the percentage of income that Mid-America earns from specified sources, the percentage of its assets that fall within specified categories, the diversity of its share ownership, and the percentage of its earnings that it distributes. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of Mid-America and its shareholders if Mid-America fails to qualify as a REIT, please read “--Failure to Qualify” on page 21.

If Mid-America qualifies as a REIT, it generally will not be subject to federal income tax on the taxable income that it distributes to its shareholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., at both the corporate and shareholder levels) that generally results from owning stock in a corporation. However, even if Mid-America qualifies as a REIT, it will be subject to federal tax in the following circumstances:

•

Mid-America will pay federal income tax on taxable income (including net capital gain) that it does not distribute to its shareholders during, or within a specified time period after, the calendar year in which the income is earned.

•	Mid-America may be subject to the “alternative minimum tax” on any items of tax preference that it does not distribute or allocate to its shareholders.

•

Mid-America will pay income tax at the highest corporate rate on (1) net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that it holds primarily for sale to customers in the ordinary course of business and (2) other non-qualifying income from foreclosure property.

•

Mid-America will pay a 100% tax on net income from certain sales or other dispositions of property (other than foreclosure property) that it holds primarily for sale to customers in the ordinary course of business.

•

If Mid-America fails to satisfy the 75% gross income test or the 95% gross income test, which are described below under “--Requirements for Qualification--Income Tests” on page 16, and nonetheless continues to qualify as a REIT because it meets certain other requirements, it will pay a 100% tax on (1) the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by (2) a fraction intended to reflect its profitability.

•

If Mid-America fails to distribute during a calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods, it will pay a 4% non-deductible excise tax on the excess of such required distribution over the amount it actually distributed. Mid-America may elect to retain and pay income tax on its net long-term capital gain.

•

If Mid-America acquires any asset from a C corporation, or a corporation generally subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference to the C corporation’s basis in the asset, or another asset, it will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of such asset during the 10-year period after it acquires such asset. The amount of gain on which it will pay tax is the lesser of (1) the amount of gain that it recognizes at the time of the sale or disposition and (2) the amount of gain that it would have recognized if it had sold the asset at the time it acquired the asset. Beginning with transactions occurring after January 2, 2002, the rule described in this paragraph will apply unless Mid-America elects deemed sale treatment.

Requirements for Qualification

A REIT is a corporation, trust, or unincorporated association that meets the following requirements:

(1)	it is managed by one or more trustees or directors;

(2)its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)it would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

(4)it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	at least 100 persons are beneficial owners of its shares or ownership certificates;

(6)not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, as defined in the federal income tax laws to include certain entities, during the last half of any taxable year;

(7)it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status;

(8)it uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9)it meets certain other qualification tests, described below, regarding the nature of its income and assets.

Mid-America must meet requirements (1) through (4) during its entire taxable year and must meet requirement (5) during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If Mid-America complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement (5), it will be deemed to have satisfied requirement (5) for such taxable year. For purposes of determining share ownership under requirement (6), an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding shares of Mid-America in proportion to their actuarial interests in the trust for purposes of requirement (6).

Mid-America believes that it has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements (5) and (6) set forth above. In addition, Mid-America’s Charter restricts the ownership and transfer of the common stock so that Mid-America should continue to satisfy requirements (5) and (6). The provisions of the Charter restricting the ownership and transfer of the common stock are described in “Restrictions on Ownership and Transfer.”

Mid-America currently has 11 corporate subsidiaries and may have additional corporate subsidiaries in the future. A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” of Mid-America will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as assets, liabilities, and items of income, deduction, and credit of Mid-America. All of Mid-America’s corporate subsidiaries are qualified REIT subsidiaries. Accordingly, they are not subject to federal corporate income taxation, though they may be subject to state and local taxation.

In the case of a REIT that is a partner in a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, Mid-America’s proportionate share of the assets, liabilities, and items of income of Mid-America Apartments, L.P., and of any other partnership in which Mid-America has acquired or will acquire an interest, directly or indirectly (a “Subsidiary Partnership”), are treated as assets and gross income of Mid-America for purposes of applying the various REIT qualification requirements.

Income Tests

Mid-America must satisfy two gross income tests annually to maintain its qualification as a REIT. First, at least 75% of its gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or temporary investment income. Qualifying income for purposes of that 75% gross income test includes, but is not limited to:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property; and

•	dividends or other distributions on and gain from the sale of shares in other REITs.

Second, at least 95% of its gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, dividends, other types of interest, gain from the sale or disposition of stock or securities, or any combination of the foregoing. Gross income from Mid-America’s sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both income tests. The following paragraphs discuss the specific application of these tests to Mid-America.

Rent that Mid-America receives from real property that it owns and leases to its residents will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

•	Second, neither Mid-America nor a direct or indirect owner of 10% or more of its stock may own, actually or constructively, 10% or more of a tenant from whom it receives rent.

•

Third, all of the rent received under a lease of real property will not qualify as “rents from real property” unless the rent attributable to the personal property leased in connection with such lease is no more than 15% of the total rent received under the lease.

•

Finally, Mid-America generally must not operate or manage its real property or furnish or render services to its tenants, other than through an “independent contractor” who is adequately compensated and from whom Mid-America does not derive revenue. An independent contractor is any person who does not own, directly or indirectly, more than 35% of the REIT’s stock and in which not more than 35% interest is owned, directly or indirectly, by one or more person also owning 35% or more of the REIT. However, Mid-America need not provide services through an “independent contractor,” but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, Mid-America may provide a minimal amount of “non-customary” services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its gross income from the related property.

Mid-America Apartments, L.P., receives fees in consideration of the performance of management, landscaping and administrative services with respect to properties that are not wholly owned, directly or indirectly, by the Mid-America Apartments, L.P. A portion of such fees generally will not qualify under the 75% or 95% gross income tests. Mid-America also receives other non-qualifying income, such as income from coin-operated laundry machines and income from corporate and guests apartments. Mid-America believes, however, that the aggregate amount of such fees and other non-

qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of Mid-America’s assets is held for sale to customers and that a sale of any such asset would not be in the ordinary course of its business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot provide assurance, however, that we can comply with such safe-harbor provisions or that Mid-America will avoid owning property that may be characterized as property that it holds “primarily for sale to customers in the ordinary course of a trade or business.”

From time to time, Mid-America or Mid-America Apartments, L.P. may enter into hedging transactions with respect to one or more of its assets or liabilities. Its hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that Mid-America or Mid-America Apartments, L.P. enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge its indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that Mid-America or Mid-America Apartments, L.P. hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize Mid-America’s status as a REIT.

If Mid-America fails to satisfy one or both of the gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it qualifies for relief under certain provisions of the Code. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances Mid-America would qualify for the relief provisions. In addition, as discussed above in “--Taxation of Mid-America,” even if the relief provisions apply, Mid-America would incur a 100% tax on the gross income attributable to the greater of the amounts by which it fails the 75% and 95% gross income tests, multiplied by a fraction intended to reflect its profitability.

Asset Tests

To maintain its qualification as a REIT, Mid-America also must satisfy two asset tests at the close of each quarter of each taxable year.

(1)	First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•

investments in stock or debt instruments during the one-year period following Mid-America’s receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

(2)	The second asset test has two components:

•	First, of Mid-America’s investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets; and

•

Second, Mid-America may not own more than 10% of any one issuer’s outstanding voting securities or more than 10% of the total value of the outstanding securities of a single issuer excluding “straight debt” which is non-contingent, non-convertible debt issued by an individual or partnership in which the REIT owns at least a 20% profit interest or the only securities of the issuer held by the REIT are straight debt.

For purposes of both components of the second asset test, “securities” does not include Mid-America’s stock in any qualified REIT subsidiary or in other REITs or our interest in any partnership.

If Mid-America should fail to satisfy the asset tests at the end of a calendar quarter, it would not lose its REIT status if:

(1)	it satisfied the asset tests at the close of the preceding calendar quarter; and

(2)

the discrepancy between the value of its assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If Mid-America did not satisfy the condition described in clause (2) of the preceding sentence, we still could avoid disqualification as a REIT by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

Distribution Requirements

Each taxable year, Mid-America must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our shareholders in an aggregate amount at least equal to:

•

the sum of (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain or loss) and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of particular items of non-cash income.

Mid-America must pay such distributions in the taxable year to which they relate, or in the following taxable year if it declares the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment date after such declaration.

Mid-America will pay federal income tax on taxable income, including net capital gain, that it does not distribute to shareholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following such calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of its REIT ordinary income for such year;

•	95% of its REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

Mid-America will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributed. Mid-America may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. If it so elects, Mid-America will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. Mid-America has made, and intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements.

It is possible that, from time to time, Mid-America may experience timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, Mid-America may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, Mid-America may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, Mid-America may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue preferred stock or additional common stock.

Under certain circumstances, Mid-America may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year. Mid-America may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although Mid-America may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Record Keeping Requirement

Mid-America must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis particular information from our shareholders designed to disclose the actual ownership of its outstanding stock. Mid-America has complied, and Mid-America intends to continue to comply, with such requirements.

Failure to Qualify

If Mid-America failed to qualify as a REIT in any taxable year, and no relief provision applied, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we failed to qualify as a REIT, Mid-America would not be able to deduct amounts paid out to shareholders. In fact, Mid-America would not be required to distribute any amounts to shareholders in such year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate shareholders might be eligible for the dividends received deduction. Unless Mid-America qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances Mid-America would qualify for such statutory relief.

Taxation of Taxable U.S. Shareholders

As long as Mid-America qualifies as a REIT, a taxable “U.S. shareholder” must take into account distributions made out of Mid-America’s current or accumulated earnings and profits and that Mid-America does not designate as capital gain dividends or retained long-term capital gain as ordinary income. A U.S. shareholder will not qualify for the dividends received deduction generally available to corporations. As used herein, the term “U.S. shareholder” means a holder of common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of an political subdivision thereof;

•

an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States; or

•

any trust with respect to which (1) a U.S. court is able to exercise primary supervision over the administration of such trust and (2) one or more U.S. persons have the authority to control all substantial decisions of the trust.

A U.S. shareholder generally will recognize distributions that Mid-America designates as capital gain dividends as long-term capital gain without regard to the period for which the U.S. shareholder has held its common stock. Subject to certain limitations, Mid-America will designate our capital gain dividends as either 20% or 25% rate distributions. A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Mid-America may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. shareholder would be taxed on its proportionate share of Mid-America’s undistributed long-term capital gain. The U.S. shareholder would receive a credit or refund for its proportionate share of the tax Mid-America paid. The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of Mid-America’s undistributed long-term capital gain, minus its share of the tax Mid-America paid.

A U.S. shareholder will not incur tax on a distribution in excess of Mid-America’s current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, such distribution will reduce the adjusted basis of such common stock. A U.S. shareholder will recognize a distribution in excess of both Mid-America’s current and accumulated earnings and profits and the U.S. shareholder’s adjusted basis in its common stock as long-term capital gain, or short-term capital gain if the common stock has been held for one year or less, assuming the common stock is a capital asset in the hands of the U.S. shareholder. In addition, if Mid-America declares a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by Mid-America and received by the U.S. shareholder on December 31 of such year, provided that Mid-America actually pays the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any net operating losses or capital losses of Mid-America. Instead, such losses would be carried over by Mid-America for potential offset against our future income generally. Taxable distributions from Mid-America and gain from the disposition of the common stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from Mid-America and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. Mid-America will notify shareholders after the close of Mid-America’s taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of the Common Stock

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of the common stock as long-term capital gain or loss if the U.S. shareholder has held the common stock for more than one year and otherwise as short-term capital gain or loss.

However, a U.S. shareholder must treat any loss upon a sale or exchange of common stock held by such shareholder for six months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from Mid-America that such U.S. shareholder treats as long-term capital gain. All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of the common stock may be disallowed if the U.S. shareholder purchases other shares of common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 38.6%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” With respect to distributions that Mid-America designates as capital gain dividends and any retained capital gain that it is deemed to distribute, Mid-America generally may designate whether such a distribution is taxable to its non-corporate shareholders at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

Mid-America will report to its shareholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 30% with respect to distributions unless such holder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide Mid-America with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, Mid-America may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to Mid-America. See “--Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that Mid-America distributes to tax-exempt shareholders generally should not constitute unrelated business taxable income. However, if a tax-exempt shareholder were to finance its acquisition of the common stock with debt, a portion of the income that it receives from Mid-America would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from Mid-America as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of Mid-America’s stock is required to treat a percentage of the dividends that it receives from Mid-America as unrelated business taxable income. Such percentage is equal to the gross income Mid-America derives from an unrelated trade or business (determined as if it were a pension trust) divided by its total gross income for the year in which it pays the dividends. That rule applies to a pension trust holding more than 10% of Mid-America’s stock only if:

•	the percentage of its dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•

Mid-America qualifies as a REIT by reason of the modification of the rule requiring that no more than 50% of Mid-America’s shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding Mid-America’s stock in proportion to their actuarial interests in the pension trust; and

•

either (1) one pension trust owns more than 25% of the value of Mid-America’s stock or (2) a group of pension trusts individually holding more than 10% of the value of Mid-America’s stock collectively owns more than 50% of the value of Mid-America’s stock.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, “non-U.S. shareholders”) are complex. This section is only a summary of such rules. We urge non-U.S. shareholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common stock, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from Mid-America’s sale or exchange of U.S. real property interests (as defined below) and that Mid-America does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that Mid-America pays such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax or the REIT elects to reduce the amount of withholding tax at the time the distribution is made to the extent the distribution is not made out of current or accumulated E&P. However, if a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions and also may be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a non-U.S. corporation. Mid-America plans to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files the required form evidencing eligibility for that reduced rate with Mid-America; or

•	the non-U.S. stockholder files an IRS Form 4224 with Mid-America claiming that the distribution is effectively connected income.

The U.S. Treasury Department has issued final regulations that modify the manner in which Mid-America will comply with the withholding requirements. Those regulations are effective for distributions made after December 31, 1999.

A non-U.S. shareholder will not incur tax on a distribution in excess of Mid-America’s current and accumulated earnings and profits if such distribution does not exceed the adjusted basis of its common stock. Instead, such a distribution will reduce the adjusted basis of such common stock. A non-U.S. shareholder will be subject to tax on a distribution that exceeds both Mid-America’s current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because Mid-America generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. shareholder may obtain a refund of amounts that Mid-America withholds if it later determines that a distribution in fact exceeded its current and accumulated earnings and profits.

Mid-America must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which Mid-America qualifies as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws. The term “U.S. real property interests” includes some interests in real property and stock in corporations at least 50% of whose assets consists of interests in real property, but excludes mortgage loans. Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder. A non-U.S. shareholder would be taxed on such a distribution at the normal capital gain rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. Mid-America must withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. shareholder may receive a credit against its tax liability for the amount Mid-America withholds.

A non-U.S. shareholder generally will not incur tax under the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests on gain from the sale of its common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of Mid-America’s stock. We cannot assure you that that test will be met. However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of the common stock at all times during a specified testing period will not incur tax under the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests if the common stock is “regularly traded” on an established securities market. If the gain on the sale of the common stock were taxed under those provisions, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. shareholder will incur tax on gain not subject to the provisions applicable to distributions that are attributable to gain from the sale of U.S. real property interests if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Other Tax Considerations

State and Local Taxes

Mid-America and/or you may be subject to state and local tax in various states and localities, including those states and localities in which Mid-America or you transact business, own property, or reside. The state and local tax treatment in such jurisdictions may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisor regarding the effect of state and local tax laws upon an investment in the common stock.

Tax Aspects of the Company’s Investments in Mid-America Apartments, L.P. and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in Mid-America Apartments, L.P. and the Subsidiary Partnerships (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

Mid-America is entitled to include in its income its distributive share of each Partnership’s income and to deduct its distributive share of each Partnership’s losses only if the Partnerships are classified for federal income tax purposes as partnerships rather than as corporations or associations taxable as corporations. An organization will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it (1) is treated as a partnership under Treasury Regulations, effective

January 1, 1997, relating to entity classification (the “check-the-box regulations”) and (2) is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Partnerships, will be respected for all periods prior to January 1, 1997 if:

•	the entity had a reasonable basis for its claimed classification;

•	the entity and all members of the entity recognized the federal tax consequences of any changes in the entity’s classification within the 60 months prior to January 1, 1997; and

•	neither the entity nor any member of the entity was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination.

Each Partnership reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997. In addition, the Partnerships intend to continue to be classified as partnerships for federal income tax purposes and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership qualifies for the private placement exclusion.

If a Partnership is considered a publicly traded partnership under the PTP regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% passive income exception. If, however, for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, Mid-America would not be able to qualify as a REIT. See “Federal Income Tax Consequences of Mid-America’s Status as a REIT -- Requirements for Qualification -- Income Tests” and “-- Requirements for Qualification -- Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case Mid-America might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of Mid-America’s Status as a REIT -- Requirements for Qualification -- Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Federal Tax.

A partnership is not a taxable entity for federal income tax purposes. Rather, Mid-America is required to take into account its allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with the taxable year of Mid-America, without regard to whether Mid-America has received or will receive any distribution from such Partnership.

Partnership Allocations.

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations with Respect to Contributed Properties.

Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Mid-America Apartments, L.P. was formed by way of contributions of appreciated property and has received contributions of appreciated property since Mid-America’s initial public offering. Mid-America

Apartments L.P.’s partnership agreement requires such allocations to be made in a manner consistent with the federal income tax laws governing partnership allocations.

In general, the carryover basis of the facilities contributed by Mid-America to Mid-America Apartments, L.P. will cause Mid-America to be allocated lower depreciation and other deductions, and possibly amounts of taxable income, in the event of a sale of such a facility, in excess of the economic or book income allocated to it as a result of such sale. While this will tend to eliminate the book-tax differences over the life of the Partnership, the federal income tax laws governing partnership allocations do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Therefore, elimination of book-tax differences with respect to the facilities contributed by Mid-America may cause Mid-America to recognize taxable income in excess of its proportionate share of the cash proceeds, which might adversely affect Mid-America’s ability to comply with the REIT distribution requirements. See “Federal Income Tax Consequences of Mid-America’s Status as a REIT -- Requirements for Qualification -- Distribution Requirements.”

Under the partnership agreement of Mid-America Apartments, L.P., depreciation or amortization deductions of Mid-America Apartments, L.P. generally will be allocated among the partners in accordance with their respective interests in Mid-America Apartments, L.P., except to the extent that Mid-America Apartments, L.P. is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties that results in Mid-America receiving a disproportionate share of such deductions. In addition, gain on sale of a facility that has been contributed (in whole or in part) to Mid-America Apartments, L.P. will be specially allocated to the contributing partners to the extent of any “built-in” gain with respect to such facility for federal income tax purposes.

Basis in Partnership Interest.

Mid-America’s adjusted tax basis in its partnership interest in Mid-America Apartments, L.P. generally is equal to (1) the amount of cash and the basis of any other property contributed to Mid-America Apartments, L.P. by Mid-America, (2) increased by (A) its allocable share of Mid-America Apartments, L.P.’s income and (B) its allocable share of indebtedness of Mid-America Apartments, L.P., and (3) reduced, but not below zero, by (A) Mid-America’s allocable share of Mid-America Apartments, L.P.’s loss and (B) the amount of cash distributed to Mid-America, and by constructive distributions resulting from a reduction in Mid-America’s share of indebtedness of Mid-America Apartments, L.P.

If the allocation of Mid-America’s distributive share of Mid-America Apartments, L.P.’s loss would reduce the adjusted tax basis of Mid-America’s partnership interest in Mid-America Apartments, L.P. below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce Mid-America’s adjusted tax basis below zero. To the extent that Mid-America Apartments, L.P.’s distributions, or any decrease in Mid-America’s share of the indebtedness of Mid-America Apartments, L.P. (such decrease being considered a constructive cash distribution to the partners), would reduce Mid-America’s adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to Mid-America. Such distributions and constructive distributions normally will be characterized as capital gain, and, if Mid-America’s partnership interest in Mid-America Apartments, L.P. has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership to the extent of their “built-in gain” on those properties for federal income tax purposes. The partners’ “built-in gain” on the contributed properties sold will equal the excess of the partners’ proportionate share of the book value of those properties over the partners’ tax basis allocable to those properties at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the contributed properties, and any gain recognized by the Partnership or the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Mid-America’s share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon Mid-America’s ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of Mid-America’s Status as a REIT -- Requirements for Qualification -- Income Tests.” Mid-America, however, does not presently intend to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of Mid-America’s or such Partnership’s trade or business.

EXPERTS

The consolidated financial statements and schedule of Mid-America Apartment Communities, Inc. and subsidiaries (the “Company”) as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Bass, Berry & Sims PLC, Memphis, Tennessee. In addition, the description of federal income tax consequences contained in the section of the Prospectus entitled “Federal Income Tax Considerations” is based on the opinion of Bass, Berry & Sims PLC.